ASM International N.V.

July 11, 2012

Mr. Brian Cascio

Accounting Branch Chief

Securities and Exchange Commission,

100 F street, N.E.,

Washington, D.C. 20549,

U.S.A.

Re:	ASM International N.V.

Form 20-F for the year ended December 31, 2011

Filed March 28, 2012

File No. 000-13355

Dear Mr. Cascio:

This in response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) in your letter dated June 21, 2012, with respect to the annual report on Form 20-F of ASM International N.V. (“ASMI”) for the fiscal year ended December 31, 2011 (the “Form 20-F”). For your convenience, we have included the text of the staff’s comments below and have keyed ASMI responses accordingly.

Form 20-F for the year ended December 31, 2011

Financial Statements, page F-1

Note 3- Acquisition, page F18

We see that you acquired the SEAS entities from Siemens in January 2011 for cash consideration of €36.5 million, recognizing a bargain purchase gain totaling €109 million. We also see that as part of the purchase agreement you entered into certain commitments to fund the SEAS entities’ operations and agreed to certain restrictions on your ability to manage those entities. Please help us better understand the transaction and related accounting by responding to the following items:

1-Tell us how you performed the reassessment of measurement procedures for bargain purchase gains as described in FASB ASC 805-30-30-4 through -30-6.

Response

ASMI acknowledges the Staff’s comments and respectfully informs the Staff that we performed such a reassessment before the gain on the SEAS bargain purchase was recognized. ASMI, through its 52.17% owned and consolidated subsidiary ASMPT, acquired 100% of the shares in SEAS KG (“SEAS”) from Siemens in a single transaction. Therefore there were no non-controlling interests and previously held interest that should be evaluated, in connection with this transaction.

As part of the reassessment we reviewed the procedures performed including the documentation prepared, to measure the amounts recognized at acquisition date in order to conclude as whether we had identified all of the assets acquired and all of the liabilities assumed and should recognize any additional assets or liabilities in accordance with FASB ASC 805-30-30-4 through -30-6. We also reviewed the due diligence reports issued by the professional advisors and legal advisors. Such reassessment procedures were performed for all of the following:

a)	The identified assets acquired and liabilities assumed

b)	The consideration transferred; and

c)	The contingent liabilities and intangible assets.

To assist management in the initial determination of the fair value of the assets and liabilities acquired, we engaged KPMG to assist management in performing an identification and valuation of the acquired intangible assets as at January 7, 2011 and to provide an analysis of the identification and recognition of any commitments, as well as contingent liabilities that may have been assumed by us in the transaction.

The reassessment performed resulted in an outcome which was consistent with the outcome of the first assessment and we determined that the measurements appropriately reflect the information available as of acquisition date. In addition, no new information has become known after the acquisition date that reveals that new assets, contingencies or liabilities should have been identified and recognized at acquisition date.

2-Describe to us the business purpose of the financing commitments and operating restrictions agreed to with Siemens as set forth in paragraphs four through seven of page F-18.

Response

ASMI acknowledges the Staff’s comments and respectfully informs the Staff that we agreed to several financing commitments and operating restrictions as set forth in the paragraphs four through seven of page F-18. We will describe to you the business purpose of the financing commitments and operating restrictions agreed to with Siemens.

Siemens AG (“Siemens”) disposed part of its noncore business through the sale of SEAS. Siemens’ goal was to find a suitable purchaser that would maintain the operations of SEAS for a period of time after the disposal, since Siemens received significant negative media attention relating to its previous sale of BenQ, which caused damage to Siemens reputation worldwide. Siemens spent much effort to restore its image as a responsible employer and corporation in the BenQ case.

ASMI considers the surface mount technology (“SMT”) industry as a natural field of extension and an area to achieve significant synergies given it has similar engineering, technical and production process characteristics compared to the semiconductor equipment industry. We consider the SEAS business an attractive entry point into the SMT industry given its leading position, advanced research and development and technological capabilities, experienced management, brand awareness and comprehensive global footprint. Furthermore, we are of the view that the SMT industry is in strong cyclical recovery with solid long term growth prospects.

Considering the reasons mentioned above, the funding commitments as included in the purchase agreement, were primarily agreed upon to give comfort to Siemens that we are committed to providing necessary funding to SEAS and did not represent a critical acquisition term to us, since we were committed to funding the operations of SEAS due to its strategic importance to us. We provided the funding in the form of an equity contribution and a revolving loan facility. The funding provided is a post-acquisition funding to a subsidiary we now own and therefore has no relationship with the purchase price as it was not consideration paid to the seller.

As disclosed in the fifth paragraph of page F-18, in addition to the capital injected by Siemens, Siemens imposed certain terms in the Master Sale and Purchase Agreement (“MSPA”) to ensure the operations in SEAS would continue to run for at least 3 years. The cap on SEAS entering into consultancy agreements in excess of EUR 100 thousand was agreed with Siemens to prevent draining of assets from the entity by means of such agreements. It is our intention to continue the SEAS operations as we anticipate that the SEAS operations will continue to generate profits.

In the sixth paragraph of page F-18 certain employment protection clauses are disclosed. It is our intention that SEAS remains a member of the employers’ association and we will comply with certain collective labor agreements for a period of three years. Termination of SEAS’s membership in the employer’s association would potentially meet strong opposition from the SEAS employees. Moreover, German employees are under protection of German labor laws and work councils and therefore protected against involuntary termination of employment. SEAS is bound by the collective bargaining agreements entered into with the work councils which included an employment protection clause restricting SEAS from implementing headcount reduction programs.

The Munich site houses headquarters of SEAS. Business and operations carried out in this site include R&D, Manufacturing, Marketing, Finance and Administration. In our view, managing the operation of SEAS businesses is not possible at this time without maintaining the Munich site. We furthermore anticipate that the operation of SEAS business will continue to generate profits in the coming few years and intent to maintain the Munich site.

The obligation to compensate Siemens for certain damages for an amount limited to €20 million in case of breach of our obligations in respect to the sustained business and employment protection stems from and is meant to secure the commitments as described in paragraphs five and six of page F-18, and includes a cap on ASMPT’s potential liability.

3-Describe to whether, and if so how, the commitments to Siemens were considered in the application of the acquisition method.

Response

ASMI acknowledges the Staff’s comments and respectfully informs the Staff on the consideration of commitments to Siemens in the application of the acquisition method.

ASC 805-20-25-18A provides guidance on the initial recognition and measurement on pre-acquisition contingencies. The Codification defines a contingency as an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an entity that will ultimately be resolved when one or more future events occur or fail to occur. A liability assumed is recognized when it meets the definition of a liability as of the acquisition date and is part of the business combination and not the result of a separate transaction. A liability assumed must be probable to be recognized. Probable refers to that which can reasonably be expected or believed on the basis of available evidence or logic but is neither certain nor proved.

As described in our response to question 2, the funding provided to SEAS subsequent to the acquisition was to cover the cash needs of SEAS business operations subsequent to acquisition. We do not consider this equity contribution to be part of the purchase price consideration as it was not paid to the seller or an assumed liability, since the cash contributed was retained within our consolidated group, and we expect to be fully recoverable through future cash generated by the SEAS business.

As described in our response to question 2, it is our intention to continue the SEAS operations. Additionally, the German employees are under protection of German labor laws and work councils and therefore protected against involuntary termination of employment. We therefore determined it to be remote that liabilities will be incurred from any of the restrictions on the “sustained business” as described in the fifth paragraph of page F-18 and from any of the employment protection clauses as described in the sixth paragraph of page F-18.

We agreed to provide Siemens with a bank guarantee to secure payment as a result of any of the obligations described in paragraphs five and six of page F-18. Given our business rationale behind this transaction, as outlined in our response to question 2, we determined that the likelihood that a liability will be incurred from the commitments and restrictions to be remote and therefore have not recognized a liability as part of the business combination.

4-Clarify for us whether you expect the financial and other commitments agreed to with Siemens will have a material negative impact on your liquidity or results of operations. We note your disclosure that the SEAS entities had years of losses.

Response

ASMI acknowledges the Staff’s comments and respectfully informs the Staff on our expectations on the potential negative impact of the commitments agreed to with Siemens on our liquidity or results of operations.

As explained in our responses to question 3, we concluded that the likelihood that a liability will be incurred from the commitments and restrictions as disclosed on page F-18 paragraphs five through six as remote. We therefore do not expect these commitments and restrictions to have a material negative impact on our liquidity or results of operations.

The post-acquisition financial contribution did not have, nor is expected to have, any significant impact on our liquidity or results of operations. The revolving credit facility, which up to the date of this letter is still undrawn, could have an impact on our liquidity. By using the facility our liquidity would increase with a maximum of EUR 20 million a subsequent repayment would have a negative effect on our liquidity.

We agreed to provide Siemens AG with a bank guarantee to secure the obligations of ASMPT. The maximum negative impact of this commitment amounts to €20.0 million. As explained in our responses to question 3, we concluded that a liability from the commitments as described in the paragraphs five and six of page F-18 is remote and therefore we do not anticipate any material negative impact on our cash flow or results of operations.

5-ln light of your disclosure that the acquired entity had incurred years of losses as a factor leading to the bargain purchase gain, describe to us the circumstances leading to the apparent post-acquisition improvement of the SEAS entities’ operations as described in the last paragraph of the Acquisition footnote on page F-20.

Response

ASMI acknowledges the staff’s comments and respectfully informs the staff that the circumstances leading to the post-acquisition improvement of SEAS can be summarized as follows:

•

The contract for the purchase and purchase price of the SEAS businesses were agreed upon in July 2010, before the upturn of the general market, while we gained control over the SEAS business on January 7, 2011.

•

The business performance of the SEAS operations in the financial years ended 30 September 2008 and 30 September 2009 were negatively impacted by the slump of the SMT market due to the global financial crisis. In the second half of 2010 the general market of SMT industry showed a significant upturn. The second half year of 2010 resulted in an operating profit for the SEAS business. This upward trend continued well into 2011.

•

From 2008 to 2010, the SEAS business underwent a major restructuring program. The significant expenses resulting from this restructuring program caused a substantial part of the losses in the years 2008 and 2009. The benefits as a result of a significant reduction of workforce from 2100 Full Time Equivalents (“FTE”) in 2008 to 1200 FTE in 2010 and the reduction of the cost base started to become visible during the second half year of 2010 and continued in 2011.

•

Since the acquisition of the SEAS businesses the newly introduced machine models were well accepted in the marked. Especially the DX series SMT placement machine, launched in 2011 which is based on our SX model, a high-end model which enjoys comparatively higher margin, perceived a good acceptance in both the European and the US market.

ASMI acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions on the foregoing, please do not hesitate to contact me by communicating with Mr. Bowers as the staff did so on the comment letter and we will respond accordingly.

Very truly yours,

/s/ PETER A.M. VAN BOMMEL
Peter A.M. van Bommel Chief Financial Officer